                                   [GRAPHIC]

                              CANARGO ENERGY
                              CORPORATION

                              P.O. Box 291, St. Peter Port, Guernsey, GY1 3RR,
                                       British Isles

                           Telephone +44 1481 729 980
                           Fax Phone +44 1481 729 982


                                                                January 17, 2007
VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010
Attention: Jason Wynn, Esq.


            Re: CanArgo Energy Corporation
                Registration Statement on Form S-3
                File No. 333-137993
                Filed October 13, 2006
                ----------------------------------


Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 filed on October 13, 2006 (File No. 333-137993) (the "Form S-3") by CanArgo Energy Corporation, a Delaware corporation ("us" or the "Company"), with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act") and Amendment No. 1 thereto filed on January 12, 2007.

Please be advised that the undersigned, on behalf of the Company, in connection with the offering referred to in the Form S-3, request acceleration of effectiveness of the Form S-3 for Friday, January 19, 2007, at 10:00 am, Eastern Time.

Furthermore, we hereby acknowledge that:-

         (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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         (ii)     the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are aware of our obligations under the Act.

If you have any general comments or questions regarding the foregoing or have need for any further information, kindly contact the undersigned at +44 1481 172 9980 or Peter A. Basilevsky, Esq. at (212) 404-8779 of Satterlee Stephens Burke & Burke LLP. Your prompt review and response would be gratefully appreciated.



                                      Very truly yours,

                                      /s/ Jeffrey Wilkins
                                      -----------------------
                                      Jeffrey Wilkins
                                      Chief Financial Officer


cc: Jason Wynn, Esq. (via facsimile and email)
    Securities and Exchange Commission

    Peter A. Basilevsky, Esq.
    Satterlee Stephens Burke & Burke LLP
    230 Park Avenue, Suite 1130
    New York, New York 10169





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